Filed by Agnico-Eagle Mines Limited

Pursuant to Rule 165 and Rule 425 under

the United States Securities Act of 1933, as amended

Filing Company: Agnico-Eagle Mines Limied

Commission File No. 001-13422

Date: May 26, 2005

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[GRAPHIC]
Building from Strength

Agnico-Eagle Mines Limited	[LOGO]

[GRAPHIC]

Incorporated in 1972, with a history of mining since 1953.

Market capitalization approximately US$1.0 billion

Listed on NYSE and TSX

Operates the LaRonde mine in NW Quebec – 2005 target 270,000 oz.

Currently mining at up to 2,150 metres deep